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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Voice Mobility International, Inc.
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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   928622-10-9

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                                 (CUSIP Number)

                                  Leah Lambert
                       Voice Mobility International, Inc.
                          180 - 13777 Commerce Parkway
                                  Richmond, BC
                                 Canada V6V 2X3
                                 (604) 232-4828

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. ..................................928622-10-9

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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     William E. Krebs

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  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                      [ ]

     (b)                      [ ]

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  3. SEC Use Only

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  4. Source of Funds (See Instructions)
     PF

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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [ ]

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  6. Citizenship or Place of Organization:
     Canada

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Number of                     7. Sole Voting Power
Shares                           2,450,000
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Beneficially                  8. Shared Voting Power
Owned by                         93,897

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Each                          9. Sole Dispositive Power
Reporting                        2,450,000
Person With
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                             10. Shared Dispositive Power
                                 93,897

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  11. Aggregate Amount Beneficially Owned by Each Reporting Person
      2,543,897

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


  13. Percent of Class Represented by Amount in Row (11)
      9.9%

  14. Type of Reporting Person (See Instructions)
      IN




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ITEM 1.             SECURITY AND ISSUER


         (a)  Name and Address of Principal Executive Office of Issuer:

                  Voice Mobility International, Inc., a Nevada corporation (the "Issuer").
                  180 - 13777 Commerce Parkway
                  Richmond, B.C. Canada, V6V 2X3

         (b)  Title and Class of Equity Securities:

                  Common Stock par value $.001 per share (the "Common Stock") of the Issuer

ITEM 2.           IDENTITY AND BACKGROUND


           (a)      Name:

                    William E. Krebs

           (b)      Residence or business address:

                    100 Willow Lane, Salt Spring Island, B.C. Canada V8K 2M1.

           (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                    Director of the Issuer

           (d)      Criminal Proceedings:

                    Mr. Krebs has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

           (e)      Civil Proceedings:

                    Mr. Krebs has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)      Citizenship:

                    Mr. Krebs is a citizen of Canada.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


          Pursuant to the Stock Purchase Agreement dated April 1, 1999, Pacific Western Mortgage Corporation ("PWMC"), a company owned by William E. Krebs, acquired 750,000 shares of Common Stock of the Issuer in settlement of a loan made by PWMC to Voice Mobility Inc. ("VMI") in the principal amount of Cdn$375,000, including accrued interest. In addition to the above transaction and pursuant to the Stock Purchase Agreement dated April 1, 1999, Mr. Krebs beneficially acquired an aggregate of 193,897 shares of Common Stock and 100,000 Class "A" Stock Purchase Warrants of the Issuer at an average price of $0.11566 per share.


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          On June 1, 1999, Mr. Krebs was granted 250,000 stock options at an exercise price of $1.00 in a predecessor company, which options were assumed by the Issuer on June 24, 1999.

          On June 24, 1999, the Issuer acquired 100% of the outstanding common shares of VMI. In such acquisition, the shareholders of VMI, including
Mr. Krebs, exchanged their shares of VMI for 6,600,000 Exchangeable Shares of Voice Mobility Canada Limited ("VM Canada"), a subsidiary of the Issuer. In such transaction, PWMC received 1,250,000 Exchangeable Shares in exchange for all shares of VMI owned by PWMC. Each VM Canada Exchangeable Share is exchangeable for one share of Common Stock of the Issuer at any time at the option of the shareholder, and will be exchanged no later than July 1, 2009, and is entitled to the same voting, dividend and other rights as one share of Common Stock of the Issuer. In addition, a share of preferred voting stock was issued to a trustee in trust for the holders of the VM Canada
Exchangeable Shares, to provide a mechanism for holders of the VM Canada Exchangeable Shares to exercise their voting rights. The Issuer considers each Exchangeable Share as equivalent to a share of its Common Stock.

          On December 29, 2000, Mr. Krebs acquired 100,000 shares of Common Stock by exercising 100,000 Class "A" Stock Purchase Warrants at an exercise price of US$0.35 per share from the Issuer.

ITEM 4.             PURPOSE OF TRANSACTION


          The purpose of the purchases of the Common Stock by Mr. Krebs was to acquire the securities for investment purposes. Mr. Krebs, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock that Mr. Krebs beneficially owns or hereafter may acquire. Mr. Krebs has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

          Mr. Krebs is the beneficial owner of 2,543,897 shares of Common Stock of the Issuer, representing approximately 9.9% of the outstanding Common Stock. Of these 2,543,897 shares, 250,000 are stock options exercisable immediately. Mr. Krebs has sole voting and disposition power over 2,450,000 shares and shared voting and disposition power over 93,897 shares.

         On October 20, 2000, Mr. Krebs acquired 100,000 shares of Common Stock by exercising 100,000 Class "A" Stock Purchase Warrants at an exercise price of US$0.35 per share from the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          Mr. Krebs has the right to acquire 250,000 shares of Common Stock of the Issuer pursuant to a Non-Employee Director Stock Option Agreement (see Exhibit A).

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS


         See Exhibit A hereto.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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February 23, 2001
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Date


/s/ William E. Krebs
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Signature



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                                    EXHIBIT A

             FORM OF NON-EMPLOYEE DIRECTOR STOCK OPTION AGREEMENT

THE SECURITIES ISSUED PURSUANT TO THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THAT ACT OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL (WHICH COUNSEL AND OPINION SHALL BE SATISFACTORY TO THE COMPANY) THAT REGISTRATION OF SUCH SECURITIES UNDER THAT ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

                       VOICE MOBILITY INTERNATIONAL, INC.
                 NON-EMPLOYEE DIRECTOR STOCK OPTION AGREEMENT
                             PURSUANT TO THE
                         1999 STOCK OPTION PLAN


         This Non-employee Director Stock Option Agreement (this "Agreement") is made and entered into as of the Date of Grant indicated below by and between Voice Mobility International, Inc., a Nevada corporation (the "Company"), and the person named below as Optionee.

         WHEREAS, Optionee is a nonemployee director of the Company (a "Nonemployee Director"); and

         WHEREAS, pursuant to the 1999 Stock Option Plan (the "Plan"), an option to purchase shares of the Common Stock of the Company (the "Common Stock") has been granted to Optionee, on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing recitals and the covenants set forth herein, the parties hereto hereby agree as follows:

         1. GRANT OF OPTION; CERTAIN TERMS AND CONDITIONS. The Company hereby grants to Optionee, and Optionee hereby accepts, as of the Date of Grant, an option to purchase the number of shares of Common Stock indicated below (the "Option Shares") at the Exercise Price per share indicated below, which option shall expire at 5:00 o'clock p.m., Pacific time, on the Expiration Date indicated below and shall be subject to all of the terms and conditions set forth in this Agreement (the "Option"). At the end of each month after the Date of Grant, the Option shall become exercisable to purchase ("vest with respect to") that number of Option Shares (rounded to the nearest whole share) equal to the total number of Option Shares multiplied by the Monthly Vesting Rate indicated below.

         Optionee:                                   Bill Krebs

         Date of Grant:                              effectively June 1, 1999

         Number of shares purchasable:               250,000

         Exercise Price per share:*                  US$ 1.00

         Expiration Date: **                         December 31, 2004

         Monthly Vesting Rate:                       n/a

The Option is not intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code.



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         2.       DURATION OF OPTION.

                  (a) TERMINATION OF NONEMPLOYEE DIRECTOR STATUS. If Optionee ceases to be a Nonemployee Director for any reason, then (i) the portion of the Option that has not vested on or prior to the date upon which Optionee ceases to be a Nonemployee Director shall terminate on such date, and (ii) the remaining vested portion of the Option shall terminate on the earlier of the Expiration Date or the second anniversary of the date upon which Optionee ceases to be a Nonemployee Director.

                  (b) DEATH FOLLOWING TERMINATION OF NONEMPLOYEE DIRECTOR STATUS. Notwithstanding anything to the contrary in this Agreement, if Optionee shall die at any time after the date on which he or she ceases to be a Nonemployee Director and prior to the date on which the Option is terminated pursuant to Section 2(a), then the Option shall terminate on the earlier of the Expiration Date or the first anniversary of the date of Optionee's death.

                  (c) OTHER EVENTS CAUSING TERMINATION OF OPTION.
Notwithstanding anything to the contrary in this Agreement, the Option shall become fully exercisable immediately prior to, and shall terminate upon the consummation of any of the following events:

                      (i)   the dissolution or liquidation of the Company;

                      (ii) a reorganization, merger or consolidation of the Company (other than a reorganization, merger or consolidation the sole purpose of which is to change the Company's domicile solely within the United States) the consummation of which results in the outstanding securities of any class then subject to the Option being exchanged for or converted into cash, property and/or a different kind of securities, unless such reorganization, merger or consolidation shall have been affirmatively recommended to the shareholders of the Company by the Board and the terms of such reorganization, merger or consolidation shall provide that the Option shall continue in effect thereafter and shall be exercisable to acquire the number and type of securities or other consideration to which Optionee would have been entitled had he or she exercised the Option immediately prior to such reorganization, merger or consolidation; or


                      (iii) a sale of all or substantially all of the property and assets of the Company.

         3. ADJUSTMENTS. In the event that the outstanding securities of the class then subject to the Option are increased, decreased or exchanged for or converted into cash, property and/or a different number or kind of securities, or cash, property and/or securities are distributed in respect of such outstanding securities, in either case as a result of a recapitalization, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split or the like, then, the Committee shall make appropriate and proportionate adjustments in the number and type of shares or other securities or cash or other property that may thereafter be acquired upon the exercise of the Option; provided, however, that any such adjustments in the Option shall be made without changing the aggregate Exercise Price of the then unexercised portion of the Option.

         4. EXERCISE. The Option shall be exercisable during Optionee's lifetime only by Optionee or by his or her guardian or legal representative, and after Optionee's death only by the person or entity entitled to do so under Optionee's last will and testament or applicable intestate law. The Option may only be exercised by the delivery to the Company of a written notice of such exercise (the "Exercise Notice"), which notice shall specify the number of Option Shares to be purchased (the "Purchased Shares") and the aggregate Exercise Price for such shares, together with payment in full of such aggregate Exercise Price in cash or by check payable to the Company; provided, however, that payment of such aggregate Exercise Price may instead be made, in whole or in part, by one or more of the following means:

                  (a) the delivery, concurrently with such exercise and in accordance with Section 220.3(e)(4) of Regulation T promulgated under the Exchange Act, of an irrevocable instruction to a broker promptly to deliver



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to the Company a specified dollar amount of the proceeds of a sale of or a loan secured by the Option Shares issuable upon exercise of the Option; or

                  (b) by (i) the delivery to the Company of a certificate or certificates representing shares of Common Stock, duly endorsed or accompanied by a duly executed stock powers, which delivery effectively transfers to the Company good and valid title to such shares, free and clear of any pledge, commitment, lien, claim or other encumbrance (such shares to be valued on the basis of the aggregate Fair Market Value (as defined in the Plan) thereof on the date of such exercise) and/or (ii) "pyramiding" of shares issuable upon exercise of the Option, provided that the Company is not then prohibited from purchasing or acquiring such shares of Common Stock.

         5. PAYMENT OF WITHHOLDING TAXES. If the Company becomes obligated to withhold an amount on account of any tax imposed as a result of the exercise of the Option, including, without limitation, any federal, state, local or other income tax, or any F.I.C.A., state disability insurance tax or other employment tax (the "Withholding Liability"), then Optionee shall, on the date of exercise and as a condition to the issuance of the Option Shares, pay the Withholding Liability to the Company in cash or by check payable to the Company. Optionee hereby consents to the Company withholding the full amount of the Withholding Liability from any compensation or other amounts otherwise payable to Optionee if Optionee does not pay the Withholding Liability to the Company on the date of exercise of the Option, and Optionee agrees that the withholding and payment of any such amount by the Company to the relevant taxing authority shall constitute full satisfaction of the Company's obligation to pay such compensation or other amounts to Optionee.

         6. NOTICES. All notices and other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally or five days after mailing by certified or registered mail, postage prepaid, return receipt requested, to the Company, Attention: President, or to Optionee at the address set forth beneath his or her signature on the signature page hereto, or at such other addresses as they may designate by written notice in the manner aforesaid.

         7. STOCK EXCHANGE OR NASDAQ REQUIREMENTS: APPLICABLE LAWS. Notwithstanding anything to the contrary in this Agreement, no shares of stock purchased upon exercise of the Option, and no certificate representing all or any part of such shares, shall be issued or delivered if (a) such shares have not been admitted to listing upon official notice of issuance on each stock exchange upon which shares of that class are then listed or (b) in the opinion of counsel to the Company, such issuance or delivery would cause the Company to be in violation of or to incur liability under any federal, state or other securities law, or any requirement of any stock exchange listing agreement to which the Company is a party, or any other requirement of law or of any administrative or regulatory body having jurisdiction over the Company. If required by the Company, at the time of exercise, Optionee shall give to the Company satisfactory assurance in writing, signed by Optionee or his or her legal representative, such assurances as may be required in order to comply with the provisions of the Securities Act of 1933, as amended or other applicable securities laws.

         8. NONTRANSFERABILITY. Neither the Option nor any interest therein may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner other than by will or the laws of descent and distribution.

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         9. PLAN. The Option is granted pursuant to the Plan, as in effect on the Date of Grant, and is subject to all the terms and conditions of the Plan, as the same may be amended from time to time; provided, however, that no such amendment shall deprive Optionee, without his or her consent, of the Option or of any of Optionee's rights under this Agreement. The interpretation and construction by the Committee of the Plan, this Agreement, the Option and such rules and regulations as may be adopted by the Committee for the purpose of administering the Plan shall be final and binding upon Optionee. Until the Option shall expire, terminate or be exercised in full, the Company shall, upon written request therefor, send a copy of the Plan, in its then-current form, to Optionee or any other person or entity then entitled to exercise the Option.

         10. SHAREHOLDER RIGHTS. No person or entity shall be entitled to vote, receive dividends or be deemed for any purpose the holder of any Option Shares until the Option shall have been duly exercised to purchase such Option Shares in accordance with the provisions of this Agreement.

         11. GOVERNING LAW. This Agreement and the Option granted hereunder shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada.


         IN WITNESS WHEREOF, the Company and Optionee have duly executed this Agreement as of the Date of Grant.

                                     VOICE MOBILITY INTERNATIONAL, INC.


                                     By:________________________________________
                                     Title:


                                    OPTIONEE:

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                                    Signature

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                                    Street Address

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                                    City, Province (State) and Postal (Zip) Code

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                                    Social Insurance (Security) Number



NOTES:

*   Fair Market Value (as defined in the Plan) on Date of Grant.